UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 1, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the twelve months ended December 31, 2015 of US$213.2 million (US$0.81 per ADR), a decrease from US$296.4 million (US$1.13 per ADR) reported for the twelve months ended December 31, 2014; these results were affected by the write-off related to stopping the operations of the mines in Pedro de Valdivia, which had a one-time, before-tax effect of US$57.7 million on net income. Gross margin(3) reached US$542.7 million (31.4% of revenues) for the twelve months ended December 31, 2015, lower than US$583.0 million (28.9% of revenues) recorded for the twelve months ended December 31, 2014. Revenues totaled US$1,728.3 million for the twelve months ended December 31, 2015, representing a decrease of 14.2% compared to US$2,014.2 million reported for the twelve months ended December 31, 2014.

The Company also announced earnings for the fourth quarter of 2015, reporting net income of US$44.6 million (US$0.17 per ADR) compared to US$78.0 million (US$0.30 per ADR) for the fourth quarter of 2014. Gross margin for the fourth quarter of 2015 reached US$118.0 million; lower than the US$140.4 million recorded for the fourth quarter of 2014. Revenues totaled US$411.3 million, a decrease of approximately 16.3% compared to the fourth quarter of 2014, when revenues amounted to US$491.4 million.

SQM’s Chief Executive Officer, Patricio de Solminihac, stated, “During 2015, we faced many challenges, including lower prices and lower volumes impacting some of our business lines. As mentioned previously, our sales volumes in both the specialty plant nutrition and potassium segments were lower as a result of delays during the first half of 2015. We were not able to fully compensate for those delays during the second half of the year. In addition, prices have fallen significantly in the past twelve months in the potassium chloride and iodine markets. In the lithium business line, however, average prices rose over 10% compared to 2014, partially offsetting lower iodine and potassium chloride prices.”

He continued by saying, “We continued to work on our cost reduction efforts. The restructuring of our nitrates and iodine operations during 2015 will improve our competitive position in the challenging iodine market by allowing us to further reduce production costs. As a clear result of our cost reduction initiatives, even considering lower prices, we were able to increase our EBITDA margin from 37% in 2014 to 42% in 2015.”

“During December last year, the investigation that was carried out by the law firm Shearman & Sterling concluded. The results of the investigation were reported to the Board and were submitted to the relevant regulatory agencies in Chile and the United States. The Company is fully committed and focused on its core businesses and on the development of potential new business initiatives.”

Mr. de Solminihac closed by saying, “As we look to 2016, we will continue to see challenges in pricing in some of our major business lines. Prices in the first part of the year related to iodine and potassium chloride have continued to fall.  However, we look forward to seeing potassium chloride and potassium sulfate sales volumes increasing approximately 20% during 2016. We also expect iodine sales volumes in 2016 to exceed sales volumes reported during 2015. In the lithium market, we continue to lead the world as the lowest cost producer, and we believe that average prices in this business line will be higher in 2016. We have decreased costs in a sustainable way, increased efficiencies throughout the Company and maintained a strong balance sheet within a tough commodity environment. We have a great team in place and I look forward to taking on new challenges and opportunities in 2016.”

Segment Analysis

Specialty Plant Nutrition (“SPN”)

Revenues from the SPN business line for the twelve months ended December 31, 2015 totaled US$651.2 million, a decrease of 8.0% compared to $708.0 million reported for the twelve months ended December 31, 2014.

Fourth quarter 2015 revenues reached US$148.8 million, 14.6% lower than the US$174.2 million reported in the fourth quarter of 2014.

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Specialty Plant Nutrition Sales Volumes and Revenues:

		2015	2014	2015/2014
Sodium Nitrate	Th. MT	26.0	15.8	10.2	65%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	493.6	531.6	-38.0	-7%
Specialty Blends	Th. MT	203.9	228.0	-24.1	-11%
Other specialty plant nutrients (*)	Th. MT	107.5	102.5	5.1	5%
Specialty Plant Nutrition Revenues	MUS$	651.2	708.0	-56.9	-8%

*Includes trading of other specialty fertilizers.

We sell various products within the SPN business line; most of our specialty fertilizers are sold as either field fertilizers or water soluble fertilizers. Our recent strategy in this business line has been to focus primarily on the water soluble fertilizer market, which in general yields higher margins and has more growth potential. While sales volumes in field fertilizer market decreased in 2015 when compared to 2014, our sales volumes in the water soluble fertilizer market increased. The water soluble fertilizer market saw demand growth in 2015, and our sales volumes of water soluble fertilizers increased accordingly, approximately 5%.

Average prices in the specialty plant nutrition business line were slightly lower in 2015 compared to 2014, totaling US$784/MT. We expect average prices will likely be lower in 2016 than in 2015.

Gross profit for the SPN segment accounted for approximately 35% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Iodine and derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2015 were US$262.6 million, a decrease of 21.7% compared to US$335.4 million generated for the twelve months ended December 31, 2014.

Revenues from sales of iodine and derivatives for the fourth quarter of 2015 amounted to US$63.3 million, a decrease of 12.5% compared to US$72.4 million achieved during the fourth quarter of 2014.

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Iodine and Derivatives Sales Volumes and Revenues:

		2015	2014	2015/2014
Iodine and Derivatives	Th. MT	9.3	8.8	0.55	6%
Iodine and Derivatives Revenues	MUS$	262.6	335.4	-72.9	-22%

In the iodine market, we saw global demand growth of more than 4% during 2015, and our sales volumes in this business line increased by approximately 6% compared to 2014. Demand growth was led by uses related to X-Ray contrast media, LCD and the polymer industry. We expect world iodine demand growth of around 2% in 2016, and look forward to increasing our sales volumes again this year.

Prices during 2015 continued to see downward pressure; our average price for the year was US$28/kilogram, a decrease of over 26% compared to 2014. Prices will remain an area of concern in this market, and we expect some further price deterioration in 2016; prices today are around US$25/kilogram. This will continue to have a major impact on our margins in this business line. We believe we are the lowest cost producer of iodine, and following the restructuring of our iodine production facilities in 2015, the vast majority of our production capacity is coming from our most efficient plant in Nueva Victoria.

Gross profit for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$223.0 million during the twelve months ended December 31, 2015, an increase of 7.8% compared to the US$206.8 million for the twelve months ended December 31, 2014.

Lithium and derivatives revenues increased 20.1% during the fourth quarter of 2015 compared to the fourth quarter of 2014. Total revenues amounted to US$63.0 million during the fourth quarter of 2015, compared to US$52.4 million in the fourth quarter of 2014.

Lithium and Derivatives Sales Volumes and Revenues:

		2015	2014	2015/2014
Lithium and Derivatives	Th. MT	38.7	39.5	-0.8	-2%
Lithium and Derivatives Revenues	MUS$	223.0	206.8	16.2	8%

World demand in the lithium market continued to grow at robust levels in 2015, around 5%, and we believe demand growth in 2016 could be significantly higher. This demand growth is led by uses related to batteries. In 2015, batteries accounted for almost 50% of the total lithium market, including electric cars. New lithium supply was delayed in 2015, and only a minimal amount was brought to the market; we expect new supply from other players during 2016.

Prices in this business line increased significantly in 2015, when average prices were just over 10% higher than average prices seen in 2014. In the near term, we expect this pricing trend to continue. Our sales volumes in 2015 decreased a slight 2.1% compared to sales volumes seen in 2014, but we expect higher sales volumes in 2016.

Gross profit for the Lithium and Derivatives segment accounted for approximately 21% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2015 totaled US$430.2 million, a 26.4% decrease compared to the US$584.3 million reported for the twelve months ended December 31, 2014.

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Potassium chloride and potassium sulfate revenues decreased 35.4% in the fourth quarter of 2015, totaling US$96.4 million compared to the US$149.3 million reported for the fourth quarter of 2014.

Potassium Chloride (MOP) & Potassium Sulfate (SOP) Sales Volumes and Revenues:

		2015	2014	2015/2014
Potassium Chloride and Potassium Sulfate	Th. MT	1,241.8	1,556.2	-314.3	-20%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	430.2	584.3	-154.0	-26%

The potassium chloride market saw weaker global demand in 2015 when compared to 2014. We hope to see some demand recovery in 2016.

The main concern in this market is the significant decrease in prices that we have seen in the last few quarters. Our average price in this business line, including both potassium chloride and potassium sulfate, was US$346/MT, a decrease of 7.7% compared to average prices seen in 2014 and average prices in the fourth quarter 2015 were over 27% lower than prices seen during the fourth quarter 2014. We hope to have more visibility in the market once annual negotiations between the bigger potassium chloride suppliers and customers in China have concluded. We expect average prices in this business line in 2016 to be lower than average prices in 2015.

Our sales volumes in this business line decreased 20% in 2015 compared to 2014; this was a direct result of delays during the first half of 2015. We expect our sales volumes in this business line to increase in 2016, returning to levels similar to those reported during 2014.

Gross profit for the potassium chloride and potassium sulfate segment accounted for approximately 23% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2015 reached US$97.1 million, a 4.7% decrease compared to US$101.9 million for the twelve months ended December 31, 2014.

Revenues for the fourth quarter of 2015 totaled US$17.8 million, a decrease of 5.8% compared to US$18.9 million for the fourth quarter of 2014.

Industrial Chemicals Sales Volumes and Revenues:

		2015	2014	2015/2014
Industrial Chemicals	Th. MT	126.1	125.5	0.6	1%

Industrial Chemicals Revenues	MUS$	97.1	101.9	-4.8	-5%

Industrial chemical demand for traditional applications remained relatively stable in 2015 when compared to 2014. Solar salt(4) sales volumes for the year reached just over 37,000 metric tons, an increase of over 65% when compared to 2014. We previously mentioned that we expected 2015 solar salt sales to total approximately 75,000 MT. However, as a result in a delay in sales, volumes have been postponed from 2015 to 2016. Prospects in the solar salt market remain positive, and we expect to see sales volumes of over 70,000 in 2016 related to this product.

Gross profit for the Industrial Chemicals segment accounted for approximately 4% of SQM’s consolidated gross margin for the twelve months ended December 31, 2015.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$64.3 million for the twelve months ended December 31, 2015, a decrease compared to US$77.7 million for the twelve months ended December 31, 2014.

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Financial Information

Capital Expenditures

For 2015, capital expenditure reached approximately US$111 million, primarily related to:

•	Optimization of the potassium nitrate facilities
•	Construction of new ponds in the Salar de Atacama related to potassium production
•	Increasing iodine and nitrate production in Nueva Victoria
•	Maintenance across all production units in order to ensure fulfillment of production targets, specifically at the port and the potassium nitrate facilities.

For 2016, we expect capital expenditures to reach approximately US$150 million.

Administrative Expenses

Administrative expenses totaled US$86.8 million (5.0% of revenues) for the twelve months ended December 31, 2015, compared to US$96.5 million (4.8% of revenues) for the twelve months ended December 31, 2014.

Financial Indicators

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2015 were US$58.3 million, compared to US$47.2 million for the twelve months ended December 31, 2014.

Income Tax Expense

For the twelve months ended December 31, 2015, the income tax expense reached US$83.8 million, representing an effective tax rate of 27.8%, compared to an income tax expense of US$108.4 million during the twelve months ended December 31, 2014. The Chilean corporate tax rate was 21% during 2014 and was increased to 22.5% during 2015.

Other

The EBITDA margin was approximately 42% for the twelve months ended December, 31 2015. EBITDA margin for the twelve months ended December 31, 2014 were approximately 37%. The Company’s EBITDA margin for the fourth quarter of 2015 was approximately 40%.

Other expenses for the year include US$57.7 million related to the restructuring of Pedro de Valdivia, including depreciation and severance expenses.

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Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	EBITDA = gross profit - administrative expenses + depreciation and amortization. EBITDA margin = EBITDA/revenues. The EBITDA does not include depreciation related to fixed assets that will stop operating at the Pedro de Valdivia facility. This amount (US$36.8 million) is recognized under “Other”.
3)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses. A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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Balance Sheet

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2015	2014

Total Current Assets	2,696.8	2,511.8
Cash and cash equivalents	527.3	354.6
Other current financial assets	636.3	670.6
Accounts receivable (1)	402.1	475.3
Inventory	1,003.8	919.6
Others	127.3	91.7

Total Non-current Assets	1,946.9	2,151.8
Other non-current financial assets	0.5	0.4
Investments in related companies	79.3	75.8
Property, plant and equipment	1,683.6	1,888.0
Other Non-current Assets	183.6	187.7

Total Assets	4,643.8	4,663.7

Total Current Liabilities	702.9	523.7
Short-term debt	402.0	213.2
Others	300.9	310.5

Total Long-Term Liabilities	1,540.5	1,840.3
Long-term debt	1,290.2	1,574.2
Others	250.3	266.0

Shareholders' Equity before Minority Interest	2,339.8	2,239.8

Minority Interest	60.6	59.9

Total Shareholders' Equity	2,400.4	2,299.7

Total Liabilities & Shareholders' Equity	4,643.8	4,663.7

Liquidity (2)	3.8	4.8

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

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Income Statement

(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2015	2014	2015	2014

Revenues	411.3	491.4	1,728.3	2,014.2

Specialty Plant Nutrition (1)	148.8	174.2	651.2	708.0
Iodine and Iodine Derivatives	63.3	72.4	262.6	335.4
Lithium and Lithium Derivatives	63.0	52.4	223.0	206.8
Industrial Chemicals	17.8	18.9	97.1	101.9
Potassium Chloride & Potassium Sulfate	96.4	149.3	430.2	584.3
Other Income	22.1	24.2	64.3	77.7

Cost of Goods Sold	(222.5)	(281.3)	(917.3)	(1,179.9)
Depreciation and Amortization (2)	(70.9)	(69.7)	(268.3)	(251.3)

Gross Margin	118.0	140.4	542.7	583.0

Administrative Expenses	(22.9)	(28.7)	(86.8)	(96.5)
Financial Expenses	(17.8)	(17.7)	(69.9)	(63.4)
Financial Income	3.0	4.5	11.6	16.1
Exchange Difference	(2.5)	(4.5)	(12.4)	(16.5)
Other	(11.9)	8.4	(84.2)	(10.5)

Income Before Taxes	65.8	102.4	301.1	412.2

Income Tax	(19.2)	(21.3)	(83.8)	(108.4)

Net Income before minority interest	46.6	81.0	217.3	303.8

Minority Interest	(2.0)	(3.1)	(4.2)	(7.4)

Net Income	44.6	78.0	213.2	296.4
Net Income per Share (US$)	0.17	0.30	0.81	1.13

(1) Includes other specialty fertilizers

(2) Does not include depreciation related to fixed assets that will stop operating at the Pedro de Valdivia facility.

This amount (US$36.8 million) is recognized under "Other".

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 1, 2016	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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